SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 25, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated October 25, 2006, announcing the Company’s focus following the insolvency of BenQ Mobile GmbH & Co OHG.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: October 25, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Following BenQ’s Insolvency: Infineon Focuses Mobile Communications Business
Munich, October 25, 2006 — Infineon Technologies (FSE/NYSE: IFX) today announced that the company expects charges of around Euro 80 million in the 2006 financial year due to the insolvency of its mobile phone customer BenQ Mobile GmbH & Co OHG. In addition, the company expects to lose planned sales worth an estimated Euro 150 million in the 2007 financial year, thereof Euro 40 – 50 million in the first quarter. In light of this situation, Infineon has decided to focus its mobile communications activities on the business with recently acquired and future customers. Approximately 400 jobs will be affected worldwide, thereof almost 200 in the German locations Munich, Salzgitter and Nuremberg. The company further estimates that the planned restructuring will result in charges of around Euro 30 million. From a present perspective, the wireless business is now expected to break even end of the 2007 calendar year.
“We are committed to our strategy of expanding our base of mobile communications customers,” says Dr. Wolfgang Ziebart, President and Chief Executive Officer of Infineon. “We have already achieved remarkable successes and will pursue the same course despite the loss of BenQ. Right now we have the potential of winning new designs on a series of projects with new, big-name customers. I am confident that we will get these projects signed and sealed. Our customers have come to know Infineon as a reliable, competent partner and both they and the marketplace are very positive about our portfolio.”
In recent quarters, Infineon’s mobile communication business saw sales drop significantly as BenQ (former Siemens Mobile Phones) lost market share. The business group responded to these developments by putting in place much leaner internal structures to reduce fixed costs, and by systematically broadening its customer base. This strategy has made good progress. In the face of strong competition, the company recently won two new major customers, Samsung and LG. Albeit, Infineon will ensure deliveries to potential BenQ Mobile’s successor organizations and to the BenQ Mobile parent company.

For the financial and business press	Infineon Technologies AG
Release no. INFXX200610.012e	Media Relations: Günter Gaugler Phone: +49 89 234-28481 guenter.gaugler@infineon.com	Investor Relations: Fax: +49 89 234-9552987 investor.relations@infineon.com